Acadia Realty Trust
1311 Mamaroneck Avenue, Suite 260
White Plains, NY 10605
September 3, 2010
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628
Attn: Michael Pokorny
Re:	Acadia Realty Trust
Form 10-K for the year ended December 31, 2009, filed on March 1, 2010
Form 10-Q for the period ended March 31, 2010, filed on May 5, 2010
Definitive Proxy Statement Schedule 14A, filed on April 9, 2010
File No. 001-12002
Ladies and Gentlemen,
In connection with responding to comments of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) relating to the above-referenced filings, Acadia Realty Trust (the “Company”) hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please direct any questions with respect to the foregoing to Mark Schonberger of Paul, Hastings, Janofsky & Walker LLP at (212) 318-6859.
Sincerely,
/s/ Michael Nelsen
Michael Nelsen
Senior Vice President and Chief Financial Officer

cc:	Mark Schonberger, Esq., Paul, Hastings, Janofsky & Walker LLP Keith D. Pisani, Esq., Paul, Hastings, Janofsky & Walker LLP